Exhibit 99.1

AVIANCA HOLDINGS S.A. REPORTS ENTRY OF CERTAIN CRITICAL ORDERS

Bogotá D.C., July 15, 2020 – Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) hereby reports that the following critical motions of the Debtors and the Official Committee of Unsecured Creditors (the “UCC”) were recently approved on a final basis by the United States Bankruptcy Court (the “Court”) for the Southern District of New York:

•	Debtors’ motion to extend the time to file notices of removal of civil actions [Docket No. 359].

•	Debtors’ motion for authority to pay certain fees and expenses incurred by the Government of the Republic of Colombia [Docket No. 358].

•	Debtors’ motion to establish procedures for settling certain claims [Docket No. 360].

•

Debtors’ motion to extend time to file schedules of assets and liabilities, schedules of current income and expenditures, schedules of executory contracts and unexpired leases, statements of financial affairs, and rule 2015.3 financial reports [Docket No. 369].

•	Debtors’ motion to retain Ropes & Gray LLP as special government investigations counsel [Docket No. 180].

•

Debtors’ motion for authority to pay certain wages, compensation and employee benefits [Docket No. 3]. The majority of the relief requested by this motion was previously approved. The limited remainder outstanding, which concerns a portion of the Debtors’ Long-Term Incentive Plan, was approved by the Court during a hearing conducted on July 15, 2020 (the “Hearing”).

•	UCC’s motion to retain Morrison & Foerster LLP as legal counsel [Docket No. 371].

•	UCC’s motion to retain Alton Aviation Consultancy LLC as special aviation advisor [Docket No. 372].

•	UCC’s motion to retain Alvarez & Marsal North America, LLC as financial advisor [Docket No. 373].

•	UCC’s motion to retain Jeffries LLC as investment banker [Docket No. 374].

Only one outstanding request, the Debtors’ motion to retain Oliver Wyman as strategic advisor [Docket No. 370], was not approved at or prior to the Hearing. Instead, the Court directed Oliver Wyman to provide certain additional disclosures to the United States Trustee, after which time the motion will be reconsidered.

About Avianca Holdings S.A.

Avianca is the trademark for the group of passenger airlines and cargo airlines under the holding company Avianca Holdings S.A. Avianca has been flying continuously for 100 years. With a fleet of 158 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company earned $ 4.6 million in 2019 and carried 30.5 million passengers

For further information:

Investor Contact

Investor Relations

ir@avianca.com

(571) (5877700)

Media Contacts

Avianca in Colombia and South America:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Avianca in USA, Central America and Europe:

Adriana Paulinne Sánchez, Corporate Communications

Adriana.sanchez@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 (212) 355 4449

LLYC:

Alejandra Aljure, Director

aaljure@llorenteycuenca.com